EXHIBIT 99
  NEWS
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                                              For further information contact:
[Logo]  Fort Howard
        Corporation
                                              Media:
                                              Cliff Bowers, Ext. 4087

       P. O. Box 19130                        Financial:
       Green Bay, WI 54307-9130               Mike Lempke, Ext. 2492
       414/435-8821

       FOR RELEASE:  IMMEDIATELY


                        FORT HOWARD EARNINGS PER SHARE
                      INCREASE 53% FROM SECOND QUARTER

     GREEN BAY, WI - October 25, 1995 - Fort Howard Corporation today reported that increasing prices and firm sales volume led to record net sales and significantly improved earnings for the third quarter. Results also represented a third consecutive quarterly net sales record for the company.
     "Our successful strategies to increase selling prices contributed to our positive results for the quarter," said Donald H. DeMeuse, Fort Howard Chairman and Chief Executive Officer. "Tightening industry operating rates, continuing benefits from recent price increases and positive short-term wastepaper cost trends make us optimistic about the remainder of the year and 1996."
                             Third Quarter Results
                             ---------------------
     For the third quarter ended September 30, 1995, net sales rose to a record $426,116,000, a 25.3% increase over the $340,068,000 reported in the third quarter of 1994. Domestic tissue sales increased 25.1% for the same periods, principally due to higher selling prices.
     "We are particularly pleased with the volume gains we've seen in our consumer business," DeMeuse said. "Our share growth in that business is unprecedented; increasing from approximately a 7% share in 1989 to over 10% this year."
                                   - More -

                                  - Ad One -

     Net income for the quarter was $14,500,000 or $0.23 per share. That compares to net income of $290,000 or $0.01 per share in the third quarter of 1994, and $7,619,000 or $0.12 per share for the second quarter of 1995. Third quarter earnings per share represent a 53% increase over second quarter pro forma earnings per share of $0.15.
     Operating income increased 12.0% for the period to $95,369,000 versus $85,184,000 for the third quarter of 1994. Operating margins in domestic tissue operations improved to 25.6% in the third quarter of 1995 from 22.9% in the first quarter of 1995.
     Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 10.0% to $120,100,000 compared to $109,191,000 in the same period of 1994.
     The company's Fort Sterling subsidiary, based in Manchester, England, reported a 27.7% increase in sales and an operating income increase of 64.3% for the third quarter compared to the third quarter of 1994.


                              Nine Month Results
                              ------------------
     Net sales for the first nine months were a record $1,205,602,000 an increase of 29.5% versus 1994 net sales of $930,697,000.
     The company reported a net loss of $6,147,000 for the period compared to a net loss of $45,101,000 for the first nine months of 1994. Net income per share before extraordinary items was $0.22 per share in 1995 compared to net loss of $(0.44) per share in 1994. Net loss after extraordinary items was $(0.11) for the first nine months compared to a loss of $(1.18) per share for same period last year.
     The company completed a recapitalization, including an IPO of 25 million shares of common stock, on April 15, 1995. Had the recapitalization been completed on January 1, 1995, the net income per share for the first nine months would have been $0.36 on a pro forma basis.
     Operating income increased 13.4% to $254,235,000 in the first nine months versus $224,206,000 for the period in 1994. The increase resulted from higher sales and was partially offset by significantly higher wastepaper costs both domestically and in the company's international operations.
     EBITDA increased 11.6% to $327,986,000 in the first nine months compared to $293,992,000 for the first three quarters of 1994.

                            Joint Venture in China
                            ----------------------
     On October 23, 1995, Fort Howard announced that it had entered into a memorandum of understanding with a joint venture partner to manufacture sanitary tissue products in the People's Republic of China. The plant, located near Shanghai, will produce napkins, and bath and facial tissue. According to DeMeuse, the venture represents a key step in the company's international growth strategy. The company and its partner, CIMIC Holdings, Ltd., expect to start up converting operations in the Pudong New area of Shanghai in the first quarter of 1996.

                    Annual Shareholder Meeting Scheduled
                    -------------------------------------
     Fort Howard will hold its annual shareholder meeting on May 14, 1996, at the Metropolitan Club, Sears Tower, 233 S. Wacker Drive, Chicago, IL.

     Fort Howard is a leading marketer and manufacturer of tissue products for both the away-from-home and consumer market place in the United States and United Kingdom. In the domestic consumer market, its principal brands include MARDI GRAS printed napkins (which hold the leading domestic market position) and paper towels, SOFT 'N GENTLE bath and facial tissue, SO-DRI paper towels, and GREEN FOREST, the leading domestic line of environmentally positioned, recycled tissue paper products.

     (Financial information and notes follow on separate pages. The notes are an integral part of these statements.)

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
                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)


                             Three Months Ended         Nine Months Ended
                                September 30,              September 30,
                            --------------------        -----------------
                            1995           1994         1995         1994
                            ----           ----         ----         ----
                              (In thousands, except per share amounts)

Net sales                 $426,116       $340,068    $1,205,602    $930,697
Cost of sales              299,974        227,338       865,474     624,399
                          --------       --------    ----------    --------
Gross income               126,142        112,730       340,128     306,298
Selling, general and
  administrative            30,773         27,546        85,893      82,092
                          --------       --------    ----------    --------
Operating income            95,369         85,184       254,235     224,206
Interest expense            74,177         84,209       237,258     251,562
Other (income)
  expense, net              (1,600)           (87)       (2,537)        215
                          --------       --------    ----------    --------
Income (loss) before
  taxes                     22,792          1,062        19,514     (27,571)
Income tax expense
  (credit)                   8,292            772         6,913     (10,640)
                          --------       --------    ----------    --------
Net income (loss) before
  extraordinary item        14,500            290        12,601     (16,931)
Extraordinary item -
  loss on debt
  repurchases, net              --             --       (18,748)    (28,170)
                          --------       --------    ----------    --------
Net income (loss)         $ 14,500       $    290    $   (6,147)   $(45,101)
                          ========       ========    ==========    ========

Net income (loss) per share:
  Before extraordinary
    item                  $   0.23       $   0.01    $     0.22    $  (0.44)
  Extraordinary item            --             --         (0.33)      (0.74)
                          --------       --------    ----------    --------
  Net income (loss)       $   0.23       $   0.01    $    (0.11)   $  (1.18)
                          ========       ========    ==========    ========

                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                    September 30, December 31,
                                                        1995         1994
                                                    ------------  ------------
                                                          (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                        $      441    $      422
    Receivables, less allowances of $1,836 in 1995
      and $1,589 in 1994                                105,178       123,150
    Inventories                                         172,663       130,843
    Deferred income taxes                                20,000        20,000
    Income taxes receivable                                 700         5,200
                                                     ----------    ----------
      Total current assets                              298,982       279,615

  Property, plant and equipment                       1,961,925     1,932,713
    Less:  Accumulated depreciation                     683,619       611,762
                                                     ----------    ----------
      Net property, plant and equipment               1,278,306     1,320,951

  Other assets                                           94,944        80,332
                                                     ----------    ----------
      Total assets                                   $1,672,232    $1,680,898
                                                     ==========    ==========

Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable                                 $  127,604    $  100,981
    Interest payable                                     25,735        84,273
    Income taxes payable                                    653           224
    Other current liabilities                            68,013        75,450
    Current portion of long-term debt                    55,488       116,203
                                                     ----------    ----------
      Total current liabilities                         277,493       377,131

  Long-term debt                                      3,010,613     3,189,644
  Deferred and other long-term income taxes             205,601       209,697
  Other liabilities                                      36,696        41,162
  Common Stock with put right                                --        11,711

  Shareholders' deficit:
    Common Stock                                            634           381
    Additional paid-in capital                          895,652       600,090
    Cumulative translation adjustment                    (1,722)       (2,330)
    Retained deficit                                 (2,752,735)   (2,746,588)
                                                     ----------    ----------
      Total shareholders' deficit                    (1,858,171)   (2,148,447)
                                                     ----------    ----------
      Total liabilities and shareholders' deficit    $1,672,232    $1,680,898
                                                     ==========    ==========

                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                                         Nine Months Ended
                                                            September 30,
                                                        --------------------
                                                        1995            1994
                                                        ----            ----
                                                           (In thousands)
Cash provided from (used for) operations:
  Net loss                                            $  (6,147)    $ (45,101)
  Depreciation                                           73,751        69,786
  Non-cash interest expense                               9,634        64,759
  Deferred income tax credit                             (3,967)      (19,698)
  Pre-tax loss on debt repurchases                       30,734        42,901
  (Increase) decrease in receivables                     17,972       (26,897)
  Increase in inventories                               (41,820)       (5,622)
  Decrease in income taxes receivable                     4,500         3,900
  Increase in accounts payable                           26,623         1,086
  Decrease in interest payable                          (58,538)      (19,770)
  Increase in income taxes payable                          429           776
  All other, net                                        (12,228)       (8,321)
                                                      ---------     ---------
    Net cash provided from operations                    40,943        57,799

Cash used for investment activity -
  Additions to property, plant and equipment            (32,150)      (64,674)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                  1,438,900       750,000
  Repayment of long-term borrowings                  (1,682,623)     (721,034)
  Debt issuance costs                                   (49,155)      (21,584)
  Issuance (repurchase) of Common Stock,
    net of offering costs                               284,104           (97)
                                                      ---------     ---------
    Net cash provided from (used for) financing
      activities                                         (8,774)        7,285
                                                      ---------     ---------
Increase in cash                                             19           410

Cash at beginning of period                                 422           227
                                                      ---------     ---------

  Cash at end of period                               $     441     $     637
                                                      =========     =========

                                     *****

                            FORT HOWARD CORPORATION
                        NOTES TO FINANCIAL INFORMATION
                                  (Unaudited)


1. On April 15, 1995, the company completed a recapitalization plan (the "Recapitalization") to prepay or redeem a substantial portion of its indebtedness in order to reduce the level and overall cost of its debt, extend certain debt maturities, increase shareholders' equity and enhance its access to capital markets.

     The Recapitalization included the following components:
     (1) The offer and sale by the company of 25,000,000 shares of Common Stock on March 16, 1995 and 269,555 shares of Common Stock on
          April 12, 1995 at $12.00 per share (the "Offering");
     (2) Entering into a bank credit agreement (the "New Bank Credit Agreement") consisting of a $300 million revolving credit facility (the "1995 Revolving Credit Facility"), an $810 million term loan (the "1995 Term Loan A") and a $330 million term loan (the "1995 Term Loan B" and, together with the 1995 Term Loan A, the "New Term Loans"); and entering into a receivables credit agreement consisting of a $60 million term loan (the "1995 Receivables Facility");
     (3) The application on March 16, 1995 of the net proceeds of the sale of 25,000,000 shares of Common Stock pursuant to the Offering, together with borrowings under the New Term Loans, to prepay or redeem all the Company's indebtedness outstanding under the 1988 Bank Credit Agreement, 1993 Term Loan and Senior Secured Notes.
     (4) The application on April 15, 1995 of borrowings under the New Term Loans, the 1995 Receivables Facility and the 1995 Revolving Credit Facility to redeem all outstanding 14 1/8% Debentures (at par) and 12 5/8% Debentures (at 102.5% of the principal amount thereof).

2. In the first quarter of 1995, the company reported an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums on the repurchases of all the company's outstanding 12 5/8% Debentures at the redemption price of 102.5% of the principal amount thereof and write-offs of deferred loan costs associated with the prepayment or repurchases of all indebtedness outstanding under the company's 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Notes on March 16, 1995, and the repurchase of all outstanding
     12 5/8% Debentures and 14 1/8% Debentures on April 15, 1995. In the first quarter of 1994, the company reported an extraordinary loss of $28 million (net of income taxes of $15 million) representing the redemption premiums and write-offs of deferred loan costs associated with the repayment of $100 million of term loan indebtedness under the company's 1988 Bank Credit Agreement on February 10, 1994 and the repurchases of all the company's remaining 12 3/8% Notes and $238 million of the company's 12 5/8% Debentures on March 11, 1994.

3. In September 1995, the company entered into account receivable sales agreements which segregate certain domestic tissue receivables from the company's other assets and liabilities in order to achieve a lower cost of funds based on the credit quality of the receivables. As a result, accounts receivable was reduced $60 million, the 1995 Receivables Facility was repaid, and the interest cost on the 1995 Receivables Facility of 2.5% over LIBOR has been effectively replaced by financing costs equal to 0.25% to 0.65% over LIBOR on $60 million. In connection with these agreements, additional revolving funds of up to $25 million may be available to the company, resulting in further decreases in accounts receivable and interest costs. On October 5, 1995, the company made its initial draw under the revolving agreements of $8 million.

4. Assuming that all components of the Recapitalization had been consummated as of January 1, 1995, for the first nine months of 1995, pro forma interest expense would have decreased $16 million from $237 million to $221 million. After adjusting the income tax (credit) for the decrease in interest expense at an effective rate of 38.5%, the pro forma net income (loss) before extraordinary item and pro forma net income (loss) per share before extraordinary item (assuming that 63,371,000 weighted average shares were outstanding for the period) would have been $22.6 million and $0.36 per share for the first nine months of 1995, respectively.



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